SKYCART INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Skycart Inc.
San Jose, California

We have reviewed the accompanying financial statements of Skycart Inc., which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Belle Business Services, LLC

Belle Business Services, LLC
July 8, 2021

SKYCART INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 733	$ 1,060
Prepaid expenses and other current assets	-	-
TOTAL CURRENT ASSETS	733	1,060
PROPERTY AND EQUIPMENT		
Property and equipment, net	-	543
OTHER ASSETS		
Intangible assets	98,061	75,329
	98,061	75,329
TOTAL ASSETS	$ 98,794	$ 76,932

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable	$ 146,746	$ 146,619
TOTAL CURRENT LIABILITIES	146,746	146,619
LONG-TERM LIABILITIES		
Notes payable - related party	86,658	52,297
TOTAL LONG-TERM LIABILITIES	86,658	52,297
TOTAL LIABILITIES	233,404	198,916
SHAREHOLDERS' EQUITY		
Common stock, see note 5	295	291
Additional paid-in capital	158,853	158,853
Shareholders' equity	(293,758)	(281,128)
TOTAL SHAREHOLDERS' EQUITY	(134,610)	(121,984)
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 98,794	$ 76,932

See independent accountant's review report and accompanying notes to financial statements.

SKYCART INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ -	$ -
COST OF GOODS SOLD	-	-
GROSS PROFIT	-	-
OPERATING EXPENSES		
Depreciation expense	543	1,087
General and administrative	12,087	11,572
TOTAL OPERATING EXPENSES	12,630	12,659
NET LOSS	$ (12,630)	$ (12,659)

See independent accountant's review report and accompanying notes to financial statements.

SKYCART INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

	Common Stock		Additional	Retained Earnings	
	Shares	Amount	Paid-in Capital	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	2,826,794	$ 283	158,861	$ (268,469)	$ (109,325)
Issuance of common stock	85,124	8	(8)	-	$ -
Net loss	-	-	-	(12,659)	$ (12,659)
ENDING BALANCE, DECEMBER 31, 2019	2,911,918	$ 291	$ 158,853	$ (281,128)	$ (121,984)
Issuance of common stock	36,790	4	-	-	$ 4
Net loss	-	-	-	(12,630)	$ (12,630)
ENDING BALANCE, DECEMBER 31, 2020	2,948,708	$ 295	$ 158,853	$ (293,758)	$ (134,610)

See independent accountant's review report and accompanying notes to financial statements.

SKYCART INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (12,630)	$ (12,659)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation expense	543	1,087
(Increase) decrease in assets:		
Prepaid expenses and other current assets	-	1,645
Increase (decrease) in liabilities:		
Accounts payable	127	19,335
CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	(11,960)	9,408
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(22,732)	(9,514)
CASH USED FOR INVESTING ACTIVITIES	(22,732)	(9,514)
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	4	-
Issuance of notes payable - related party	34,361	546
CASH PROVIDED BY FINANCING ACTIVITIES	34,365	546
NET INCREASE (DECREASE) IN CASH	(327)	440
CASH AT BEGINNING OF YEAR	1,060	620
CASH AT END OF YEAR	$ 733	$ 1,060
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ 800	$ 800

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    Skycart Inc. (the "Company") was incorporated in the State of Delaware on January 14, 2015. The Company specializes in the development of drones to deliver packages 24/7 and in 30 minutes or less.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

    Property and Equipment
    Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Office equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

See independent accountant's review report.

1.   <u>**Summary of Significant Accounting Policies (continued)**</u>

Software Development Costs
In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carries forward as assets, the costs to develop the Skycart platform. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform. The Company applies the GAAP capitalization requirements of the "waterfall" approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

The Company monetizes and forecasts the revenues from the internally developed software and amortize the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Maintenance of the platform will be expensed. The Company has not incurred any revenue as of December 31, 2020 and 2019, thus no amortization expense has been recorded.

The Company reviews the carrying value of intangible personal property for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for the years ending December 31, 2020 and 2019.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company is subject to tax filing requirements as a C Corporation in the federal jurisdiction of the United States. The Company sustained net operating losses since inception. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California. During the years ending December 31, 2020 and 2019, the Company has paid $800 and $800 in California Franchise Taxes.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

Revenue Recognition
Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, the Company recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues from providing delivery drone solutions that include leasing, sales, subscriptions, and consultations.

1.   <u>Summary of Significant Accounting Policies (continued)</u>

Revenue Recognition (continued)
The Company's payments are generally collected upfront. For years ending December 31, 2020, and 2019 the Company recognized nil and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

In March 2016, the FASB issued ASU 2016-09, *Improvements to Employee Share-based Payment Accounting*, or ASU 2016-09. ASU 2016-09 simplifies several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Some of the areas of simplification apply only to non-public companies. This guidance was effective on December 31, 2016 for public entities. For entities other than public business entities, the amendments are effective for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for an entity in any interim or annual period for which financial statements have not been issued or made available for issuance. An entity that elects early adoption must adopt all amendments in the same period. The adoption of ASU 2016-09 had no material impact on the Company's financial statements and related disclosures.

In May 2017, the FASB issued ASU 2017-09, *Compensation—Stock Compensation (Topic 718): Scope of Modification Accounting*, or ASU 2017-09, which clarifies when to account for a change to the terms or conditions of a share-based payment award as a modification. Under the new guidance, modification accounting is required only if the fair value, the vesting conditions, or the classification of the award (as equity or liability) changes as a result of the change in terms or

1.   **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements (continued)
conditions. This guidance is effective for annual reporting periods, and interim periods within those years, beginning after December 15, 2019, for both public entities and non-public entities. Early adoption is permitted. The adoption of ASU 2017-09 had no material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3.   **Property and Equipment**

Property and equipment consisted of the following at December 31, 2020 and 2019:

Property and equipment at cost:	2020	2019
Office Equipment	$ 5,435	$ 5,435
	5,435	5,435
Less: Accumulated depreciation	5,435	4,892
Total	$ -	$ 543

4.   **Notes Payable – Related Party**

Since inception, related parties have provided loans to the Company valued at $86,658 and $52,297 as of December 31, 2020, and 2019, respectively. Interest is accrued annually at 0% per annum. There are no minimum monthly payments. Management does not intend to pay back the related party loan in the next year.

5.   **Equity**

Common Stock
Under the articles of incorporation, the total number of common shares of stock that the Corporation shall have authority to issue is 10,000,000 shares, at $0.0001 par value per share. As of December 31, 2020, and 2019, 2,948,708 and 2,911,918 shares, respectively, have been issued and are outstanding.

5. **Equity (continued)**

Equity Incentive
The Company's 2019 Equity Plan (the Plan), which is shareholder approved, permits the grant of share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares of common stock. The Company believes that such awards better align the interests of its employees, advisors and subcontractors with those of its shareholders. Option awards are generally granted with an exercise price equal to the market price of the Company's stock at the date of grant; those option awards generally vest based on five years of continuous service and have 10-year contractual terms. Share awards generally vest over four years. Certain option and share awards provide for accelerated vesting if there is a change in control, as defined in the Plan.

During the year ending December 31, 2020, a total of 95,000 shares have been issued under this plan. A total of $2 of stock compensation expense has been recorded for the year ending December 31, 2020.

The fair value of the equity incentive was measured using the Black-Scholes model. Significant inputs into the model at the inception and reporting period measurement dates are as follows:

Stock Price	$	0.0001
Exercise Price	$	0.0001
Time to Maturity (years)		4
Annual Risk-Free Interest Rate		0.14%
Annualized Volitility		125%
Fair value of warrants	$	0.0001

During the year ending December 31, 2019, a total of 100,000 shares have been issued under this plan, but we also cancelled during the year, resulting in nil shares being issued.

6. **Subsequent Events**

Signed Contracts
The Company has approximately $4,000,000 in purchase orders from vendors for their drones once production is completed.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $50,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through WeFunder (the "Intermediary"). The Intermediary will be entitled to receive a 7.5% commission fee on all funds received in this offering.

6.   <u>**Subsequent Events (continued)**</u>

Managements Evaluation
The Company has evaluated subsequent events through July 8, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.